# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gryphon Digital Mining, Inc., CIK 0001755953
CUSIP: 400510103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 N. Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001104659-24-112490
Filed by CIK 0002042702
Persons authorized to receive notices and communications: Margaret Vaden, P.O. Box - One Embarcadero Center #2409, San Francisco, California (CA), 94216, (415) 941-6300

## Reporting persons
- Anchorage Lending CA, LLC (CIK 0002042702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,611,848; sole dispositive power 0; shared dispositive power 16,611,848; aggregate amount beneficially owned 16,611,848 (21.3% of the class)
- Anchor Labs, Inc. (CIK 0001783914): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,611,848; sole dispositive power 0; shared dispositive power 16,611,848; aggregate amount beneficially owned 16,611,848 (21.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Gryphon Digital Mining, Inc.
Address of issuer's principal executive offices: 1180 N. Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Comment: This is Amendment No. 1 ("Amendment No. 1") to the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Anchorage Lending CA, LLC ("Anchorage Lending") and Anchor Labs, Inc. ("Anchorage Digital") on October 30, 2024 (such joint statement on Schedule 13D, the "Original Schedule 13D"). Anchorage Lending and Anchorage Digital are each referred to herein as a "Reporting Person" and together, the "Reporting Persons." Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference. The Original Schedule 13D shall not be modified except as specifically provided herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 10, 2025, Gryphon Digital Mining, Inc. (the "Issuer") entered into a Warrant Amendment (the "Amendment") with Anchorage Lending to amend the $1.50 Warrants to purchase 2,000,000 shares of Issuer common stock. Pursuant to the Amendment, the Issuer reduced the exercise price of the $1.50 Warrants from $1.50 to $0.55 per share. The foregoing description of the Amendment does not purport to be complete and is qualified by reference to the full text of the Amendment, which is attached hereto as Exhibit 7.6 and is incorporated herein by reference.

On May 24, 2025, the Issuer held a special meeting of stockholders and the Issuer's stockholders approved in accordance with Nasdaq Listing Rules 5635(b) and (d), the issuance of shares of common stock upon conversion of the Loan Agreement and exercise of the Warrants in the event such conversion and/or exercise, together with the shares of Issuer common stock previously issued to Anchorage Lending in connection with certain agreements, are in excess of 20% of the Issuer's outstanding common stock. As a result of such approval, the Stockholder Approval described in the Original Schedule 13D was received.

On June 24, 2025, Anchorage Lending exercised the Warrants in full on a cashless basis, which resulted in the acquisition of an aggregate of 4,384,470 shares of Issuer common stock by Anchorage Lending. Such exercises consisted of (i) the full exercise of the $1.50 Warrants to purchase 2,000,000 shares of Issuer common stock at an exercise price of $0.55 per share, with 1,110,102 shares withheld to satisfy the exercise price, resulting in the acquisition of 889,898 shares and (ii) the full exercise of the Penny Warrants to purchase 3,530,198 shares of Issuer common stock at an exercise price of $0.01 per share, with 35,626 shares withheld to satisfy the exercise price, resulting in the acquisition of 3,494,572 shares.

The Reporting Persons have no current intention to convert the Loan into shares of Issuer common stock and expect the Loan to be paid in full in cash before or at the closing of the Merger described herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 3 of this Amendment No. 1 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following disclosure is based on 74,037,284 shares of Issuer common stock outstanding as of June 30, 2025, as disclosed in Amendment No. 1 to the Issuer's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 1, 2025.

The information contained in the cover pages to this Amendment No. 1 is incorporated herein by reference. Anchorage Lending may be deemed to beneficially own 16,611,848 shares of Issuer common stock, representing 21.3% of the outstanding shares of Issuer common stock, consisting of 12,672,454 shares owned directly and 3,939,394 shares issuable upon conversion of the Loan. Anchorage Digital, by virtue of its ownership of Anchorage Lending, may be deemed to beneficially own the shares of Issuer common stock beneficially owned by Anchorage Lending.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment No. 1, each Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Issuer common stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 3 of this Amendment No. 1 is incorporated herein by reference.

On May 9, 2025, the Issuer; GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of the Issuer ("Merger Sub Inc."); GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of the Issuer ("Merger Sub LLC"); and American Bitcoin Corp., a Delaware corporation ("ABTC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement: Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the merger (the "First Merger") as a direct, wholly owned subsidiary of the Issuer (the corporation surviving the First Merger, the "First Merger Surviving Corporation"); and immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC (the "Second Merger" and together with the First Merger, the "Mergers"), with Merger Sub LLC surviving the merger as a direct, wholly owned subsidiary of the Issuer.

Concurrently with the execution of the Merger Agreement, ABTC and Anchorage Lending entered into a Voting and Support Agreement (the "Support Agreement") with respect to all shares of Issuer common stock owned of record or beneficially by Anchorage Lending, pursuant to which Anchorage Lending has agreed to, among other things, vote such Issuer shares in favor of certain proposals related to the Mergers and the other transactions contemplated by the Merger Agreement, all as further described in the Issuer's Registration Statement on Form S-4, filed June 6, 2025, as amended.

Subject to the terms and conditions set forth in the Support Agreement, until the Voting Covenant Expiration Date (as defined in the Support Agreement), Anchorage Lending has agreed not to, among other things, sell, transfer, distribute, gift or otherwise dispose of any of the shares of Issuer common stock owned of record or beneficially by it or any interest in those shares, unless the transferee executes an agreement that contains the same substantive covenants regarding voting and transfer as are contained in the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is included as Exhibit 7.7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

7.6 Amendment to Warrant, dated May 9, 2025, between Gryphon Digital Mining, Inc. and Anchorage Lending CA, LLC (incorporated by reference to Exhibit 10.5 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2025).

7.7 Voting and Support Agreement, dated May 9, 2025, between American Bitcoin Corp. and Anchorage Lending CA, LLC (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2025).

## Signatures
- Anchorage Lending CA, LLC: /s/ Margaret Vaden, Margaret Vaden / General Counsel (07/03/2025)
- Anchor Labs, Inc.: /s/ Margaret Vaden, Margaret Vaden / General Counsel (07/03/2025)